SC 13D/A 1 SC 13D/A

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
AMENDMENT NO. 8
(Rule 13d-101)
Under the Securities Exchange Act of 1934

PURE CYCLE CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

746228 10 5

(CUSIP Number)

George M. Middlemas
225 W. Washington
Suite 1500
Chicago, IL 60606
(312) 857-2800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 25, 2005

(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

CUSIP No. 746228105	13D
1		NAME OF REPORTING PERSONS Apex Investment Fund II, L.P. 36-389-8753
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) N/A (b) X
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) N/A
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 908,043
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 908,043
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 908,043
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES N/A
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.63%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 746228105	13D
1		NAME OF REPORTING PERSONS Environmental Venture Fund Liquidating Trust 61-6284514
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) N/A (b) X
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) N/A
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 348,968
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 348,968
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 348,968
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES N/A
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.55%
14		TYPE OF REPORTING PERSON OO

CUSIP No. 746228105	13D
1		NAME OF REPORTING PERSONS The Productivity Fund II Liquidating Trust 20-6247443
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) N/A (b) X
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) N/A
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 269,691
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 269,691
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 269,691
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES N/A
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.97%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 746228105	13D
1		NAME OF REPORTING PERSONS Environmental Private Equity Fund II, L.P. 36-383-0765
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) N/A (b) X
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) N/A
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 447,301
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 447,301
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 447,301
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES N/A
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.26%
14		TYPE OF REPORTING PERSON PN

     THIS SCHEDULE AMENDS A SCHEDULE 13D DATED AUGUST 12, 1992, AS AMENDED BY AMENDMENT NO. 1 DATED MAY 25, 1994, AMENDMENT NO. 2 DATED JULY 29, 1997, AMENDMENT NO. 3 DATED AUGUST 3, 1998, AMENDMENT NO. 4 DATED AUGUST 29, 2000, AMENDMENT NO. 5 DATED AUGUST 29, 2000, AMENDMENT NO. 6 DATED JUNE 24, 2004, AND AMENDMENT NO. 7 DATED AUGUST 31, 2004 (AS AMENDED, THE “ORIGINAL 13D”).  ALL ITEMS NOT MENTIONED SPECIFICALLY IN THIS AMENDMENT REMAIN AS PROVIDED IN THE ORIGINAL 13D.

Item 5. Interest in Securities of the Issuer

(a)(i)

Apex owns 908,043 shares of Common Stock, or 6.63% of such shares. EVF owns 348,968 shares of Common Stock, or 2.55% of such shares. PF II owns 269,691 shares of Common Stock, or 1.97% of such shares. EPEF owns 447,301 shares of Common Stock, or 3.26% of such shares.

In addition, Middlemas holds 33,333 shares of Common Stock.

(a)(ii)

By reason of its status as ultimate general partner or liquidating trustee of the Filing Parties, FAC may be deemed to be the indirect beneficial owner of 1,974,000 shares of Common Stock, or 14.40% of such shares.  By reason of his status as stockholder of FAC, F. Oliver Nicklin, Jr. may also be deemed to be the indirect beneficial owner of such shares.

By reason of their status as ultimate general partners of Apex, Stellar (and through Stellar, Johnson), Middlemas and Chartwell (and through Chartwell, Renze) may be deemed to be the indirect beneficial owners of 908,043 shares of Common Stock, or 6.63% of such shares.  When these shares are combined with the 33,333 shares of Common Stock he owns individually, Middlemas may be deemed to be the beneficial owner of 941,373 shares of Common Stock, or 6.89% of such shares.

By reason of his status as ultimate general partner of EPEF and liquidating trustee of PF II, Maxwell may be deemed to be the indirect beneficial owner of 716,992 shares of Common Stock, or 5.23% of such shares.

(a)(iii)

Each of the Filing Parties disclaims beneficial ownership of all shares of Common Stock described herein except those shares that are owned by the Filing Party directly.  The Filing Parties understand that each of the other persons named as officer, director, partner or other affiliate of any Filing Party herein disclaims beneficial ownership of all of the shares of Common Stock described herein, except for Middlemas with respect to 33,333 shares he owns individually.

Each of the Filing Parties disclaims the existence of a “group” among any or all of them and further disclaims the existence of a “group” among any or among all of them and any or all of the other persons named as an officer, director, partner or other affiliate of any Filing Party, in each case within the meaning of Section 13(d)(3) of the 1934 Act.

(b)(i)

Apex has the sole power to dispose of and to vote 908,043 shares of Common Stock.  FAC, Stellar, Johnson, Middlemas, Chartwell and Renze may be deemed to share the power to direct the disposition or vote of the 908,043 shares of Common Stock owned directly by Apex.

(b)(ii)

EVF has the sole power to dispose of and to vote 348,968 shares of Common Stock.  FAC may be deemed to share the power to direct the disposition or vote of the 348,968 shares of Common Stock owned directly by EVF.

(b)(iii)

PF II has the sole power to dispose of and to vote 269,691 shares of Common Stock.  FAC and Maxwell may be deemed to share the power to direct the disposition or vote of the 269,691 shares of Common Stock owned directly by PF II.

(b)(iv)

EPEF has the sole power to dispose of and to vote 447,301 shares of Common Stock.  FAC and Maxwell may be deemed to share the power to direct the disposition or vote of the 447,301 shares of Common Stock owned directly by EPEF.

(b)(v)	Middlemas has the sole power to dispose of and to vote 33,333 shares of Common Stock.

(c)

Apex sold 36,808 shares of Common Stock at $7.25 per share in the public market on May 12, 2005, and sold 26,225 shares of Common Stock at $7.25 per share in the public market on May 25, 2005. EVF sold 14,146 shares of Common Stock at $7.25 per share in the public market on May 12, 2005, and sold 10,079 shares of Common Stock at $7.25 per share in the public market on May 25, 2005. PF II sold 7,777 shares of Common Stock at $7.25 per share in the public market on May 12, 2005, and sold 10,915 shares of Common Stock at $7.25 per share in the public market on May 25, 2005. EPEF sold 18,131 shares of Common Stock at $7.25 per share in the public market on May 12, 2005, and sold 12,919 shares of Common Stock at $7.25 per share in the public market on May 25, 2005.

(d)	None

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of the 1st day of June, 2005.

APEX INVESTMENT FUND II, L.P.

By:	Apex Management Partnership, General Partner

	By:	Stellar Investment Co., General Partner of
Apex Management Partnership

By: ___________________________________
James A. Johnson, President
	By:	First Analysis Corporation, General Partner of
Apex Management Partnership

By: ___________________________________
F. Oliver Nicklin, Jr., President

ENVIRONMENTAL PRIVATE EQUITY FUND II, L.P.

By:	Environmental Private Equity Management II, L.P.,
General Partner

	By:	First Analysis EPEF Management Company II, General Partner of Environmental Private
Equity Management II, L. P.

	By:	First Analysis Corporation, General Partner of
First Analysis EPEF Management Company II

By: ___________________________________
F. Oliver Nicklin, Jr., President

	By:	_________________________________________
Bret R. Maxwell, General Partner of First Analysis
EPEF Management Company II

THE PRODUCTIVITY FUND II LIQUIDATING TRUST

By:	First Analysis Management Company II, General Partner

	By:	First Analysis Corporation, Liquidating Trustee

By: ___________________________________
F. Oliver Nicklin, Jr., President

___________________________________
Bret R. Maxwell, Liquidating Trustee

SIGNATURE (CONTINUED)

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of the 1st day of June, 2005.

THE ENVIRONMENTAL VENTURE FUND LIQUIDATING TRUST

By:	First Analysis Corporation, Liquidating Trustee

By: ___________________________________
F. Oliver Nicklin, Jr., President